May 1, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Gary Newberry Sasha Parikh Tim Buchmiller Jessica Dickerson

Re:	Innocan Pharma Corporation Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted March 28, 2025 CIK No. 0001889791

Dear Ms. Dickerson and Mr. Buchmiller:

We are writing to submit the responses of Innocan Pharma Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance Office of Life Sciences of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 11, 2025, relating to the above Amendment No. 1 to Draft Registration Statement on Form F-1 submitted by the Company on March 28, 2025 (the “Form F-1”).

Concurrently with the submission of this letter, the Company is submitting via EDGAR Amendment No. 2 to the Draft Registration Statement on Form F-1 (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each comment of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 2.

Amendment No. 1 to Draft Registration Statement

Cover Page

1.	Based on your response to prior comment 40 and your revised disclosure on page 135, it appears that you intend to follow home country corporate governance practices with respect to director independence and that your board of directors will not be comprised of a majority of independent directors after consummation of your offering. If true, please disclose this on your prospectus cover page and in your prospectus summary, and include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the prospectus cover page to address the home country corporate governance practices. The Company also respectfully notes its current disclosure in the prospectus summary on page 5 “As a foreign private issuer, we follow home country corporate governance practices…”, on page 6, “Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer” and the risk factor disclosure on page 62 “As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable requirements…”.

Prospectus Summary Overview, page 1

2.	Please continue to revise your disclosure in this section in response to prior comment 1 to clarify, if true, that the following statements are based on your pre-clinical efforts and have not been verified by clinical trials:

●	“Our synthetic Cannabidiol-loaded Liposome injection Platform (LPT-CBD) facilitates exact dosing and the prolonged and controlled release of synthetic cannabidiol, or CBD, into the blood stream;” and

●	“The novelty of LPT-CBD lays in its ability to be injected under the skin (subcutaneously) once a month facilitating the prolonged release of synthetic CBD to the blood stream for up to four weeks.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 79 and 90 to clarify that its statements are based on pre-clinical efforts and have not been verified by clinical trials.

3.	We note from your revised disclosure that you expect, based on various scientific studies, including a report of the World Health Organization, that your product candidate will avoid many of the risks of addiction, tolerance, and dependency, commonly associated with opioids. Please clarify whether these studies involved the synthetic cannabidiol you are developing or cannabidiol in general.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 79 and 90 to clarify that these scientific studies involved cannabidiol in general, and has deleted the references to the Company’s product candidate.

4.	We note from your revised disclosure in response to the third bullet point of prior comment 11 that you intend to submit an IND application for your initial Phase 1a studies of LPT-CBD following the completion of scale up and the approval of a single injection GLP safety study. Please revise to address the following:

●	clarify the timeframe in which you intend to complete the referenced scale up;

●	define GLP, including indicating whether that is a pre-clinical study;

●	indicate who would approve the single injection safety study;

●	disclose if you would have to complete such study with favorable results prior to submitting an IND with the FDA; and

●	indicate your current intentions with respect to the timing of completing the GLP safety study and submitting an IND.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 79 and 90 to address the foregoing bullet points.

5.	Please continue to revise your disclosure in response to prior comment 11 to include the disclosure requested by the second bullet point of that comment regarding the status of your plans, if any, for establishing a scientific bridge to the listed drug.

Response: In response to the Staff’s comment, the Company has included additional disclosure on pages 1, 79 and 90 to disclose its plans for establishing a scientific bridge to the listed drug.

Regarding the second part of the second bullet point of prior comment 11, the Company cannot ensure whether the FDA will require any additional material requirements in order for us to pursue 505(b)(2). In this respect, the Company also respectfully notes its current disclosure on pages 3, 91 and 109 “To date, the FDA acknowledged that LPT-CBD can be submitted under the 505(b)(2) abbreviated pathway pending a scientific bridge to the listed drug Epidiolex, a CBD oral drug, approved by the FDA for the treatment of epilepsy. Based on scientific bridge data the FDA can decide if to accept 505(b)(2) for LPT-CBD, which will allow the company to progress through a regulatory review while relying on existing data from the listed drug.”

Our Strengths, page 1

6.	Please continue to revise your disclosure in this section, and in your last bullet point on pages 90 and 99, in response to prior comment 9 to clarify that any accelerated pathway does not increase the likelihood that your product candidate will receive marketing approval. This comment also applies to your added statement on page 109 regarding a “faster route to patent utilization and commercial approval.”

Response: In response to the Staff’s comment, the Company has revised its disclosure where appropriate to indicate that any accelerated pathway does not increase the likelihood that that its product candidate will receive marketing approval.

Our Strategy

Regulatory Pathways, page 2

7.	We note your added disclosure that products sold by B.I. Sky are “FDA approved” as compliant with the Modernization of Cosmetic Regulation Act of 2022. Please indicate the basis for this statement, and tell us how to reconcile this statement with your response to prior comment 16 that your topical products have not received and do not require regulatory approval. Alternatively, revise your disclosure as appropriate.

Response: In response to the Staff’s comment, the Company has revised its disclosure by deleting the reference to “FDA approved” on page 2.

The Offering, page 7

8.	Please revise the bullet points at the end of this section, and the similar disclosure on pages 76 and 78, to address the common shares that may be issuable upon the conversion of the secured convertible debenture issued in March 2025.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 7, 76 and 78 to address the common shares that may be issuable upon the conversion of the secured convertible debenture issued in March 2025, calculated according to the floor price of such instrument.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Revenues, page 81

9.	We noted your revised disclosure in response to prior comment 23. Please revise to separately quantify each of the factors you noted that impacted the increase in revenues (i.e. private label offerings, product enhancement and product variations) for each of the periods presented, as applicable.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 82 to clarify that the increase in revenues from 2023 to 2024 was mainly attributed to increased sales of B.I. Sky products on online sales platforms. Revenues increased by $11,090,000 (70.3%) due to organic growth on online sales platforms (i.e., customers seeking out our products), and increased by $4,690,000 (29.7%) as a result of promotional sales and paid advertising.

Business

Our Products, page 93

10.	Please continue to revise your disclosure in this section in response to prior comment 25 to remove or revise any statements that state or imply that your product candidates are safe or effective. We continue to note the following disclosures:

●	“safe performance following a single injection” (page 96);

●	“Basic Safety in Clinical Dogs” (page 97);

●	“adherence to strict testing standards in the development of its pharmaceutical product ensures solution supported in various animal models to be not only effective but also safe and reliable” (page 106); and

●	“details extensive experiments demonstrating the efficacy…and basic safety of cannabidiol-loaded LPT (LPT-CBD)” (page 108).

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 93 and elsewhere throughout the prospectus to remove or revise any statements that state or imply that your product candidates are safe or effective.

Intellectual Property

License Agreement with Yissum, page 107

11.	Please continue to revise your disclosure in this section in response to prior comment 37 to disclose the term of the license agreement with Yissum and the termination provisions, and separate the aggregate of the $600,000 in milestone payments to indicate the aggregate amount payable as development milestone payments and the aggregate amount payable as commercial milestone payments.

Response: In response to the Staff’s comment, the Company has provided expanded disclosure on page 107 regarding the term and termination of the License Agreement with Yissum and additional details regarding the breakdown of the milestone payments ($300,000 upon clinical development stages and $300,000 upon commercial sales).

Government Regulation and FDA Regulatory Pathway

Human Application of Liposome-based Technology, page 108

12.	Please continue to revise your disclosure in response to prior comment 24 to disclose the primary and secondary endpoints of, and how many participants you expect to enroll in, your Phase 1b study. Also disclose what adverse events you will evaluate in your Phase 1a and 1b clinical studies for LPT-CBD.

Response: In response to the Staff’s comment, the Company has provided expanded disclosure on page 108 regarding its Phase 1b study.

In addition, the Company respectfully notes its disclosure with respect to:

●	the primary endpoints: “The primary endpoints of the SAD study will evaluate…”

●	the number of participants the Company expects to enroll: “…24 patients will be evaluated for safety and pharmacokinetics (PK) of LPT-CBD.”

Regulatory Pathway, page 109

13.	We note that, in response to the first bullet point of prior comment 11, you replaced the graphic that now appears on page 109 so as not to refer to Phase 2 and Phase 3 clinical trials. However, we note that you are pursuing a different indication from the listed drug and we note your disclosure that if the FDA accepts 505(b)(2) for LPT- CBD, that will allow you to rely on the extended non-clinical studies already performed with the listed drug and leverage the data for LPT-CBD IND application to enter efficacy studies in humans (phase 3). Since your revised graphic is intended to outline the process of your regulatory pathway, please revise the graphic to indicate whether you will need to conduct Phase 2 and Phase 3 trials. Also revise to show submission of an NDA as the final part of the regulatory pathway if appropriate.

Response: In response to the Staff’s comment, the Company has revised the graphic to clarify that Phase 2 and Phase 3 clinical trials will be required as part of the regulatory approval process. The Company did not intend to indicate otherwise in its previous revisions. The revised graphic combines aspects of the previous graphics to provide readers with a clearer understanding of the regulatory process in general and the Company’s current status.

Executive and Director Compensation, page 131 Tzachi

14.	Please continue to revise your disclosure in this section in response to prior comment 39 to address the following:

●	since the total of compensation in the table includes the value assigned to the option grants disclosed in footnote 3, please tell us why the heading to the table indicates that the table excludes compensation securities or revise the heading as appropriate; and

●	revise footnote 3 to disclose the amount of securities underlying the options and the exercise price and expiration date of the options granted to each of the Covered Executive Officers in each of the years presented in the table. Alternatively, tell us why you do not believe such disclosure is appropriate. Refer to Item 4.a of Form F-1 and Item 6.B.1(b) of Part I of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised its disclosure by (i) revising the heading of the table to avoid any confusion regarding the inclusion of the value of option grants, and (ii) including an additional table that includes the details of option grants to our directors and officers.

15.	We note from your response to prior comment 39 that the company transfers on a monthly basis all funds for pension and retirement or similar benefits to the employees. Please tell us why it would not be appropriate to include the value of those transfers in the compensation table in accordance with Item 4.a of Form F-1 and Item 6.B.2 of Part I of Form 20-F or revise your table as appropriate to reflect this form of compensation.

Response: We confirm that the compensation amounts presented in the table do include the value of the monthly payments made to employees’ pension and retirement funds. Our previous response regarding the monthly transfer of pension-related funds was intended to clarify that there is no accrual for severance liabilities on the company’s books, as all pension-related obligations are fully funded on an ongoing basis.

Accordingly, we believe the table appropriately reflects this form of compensation in accordance with Item 4.a of Form F-1 and Item 6.B.2 of Part I of Form 20-F.

16.	Please update the compensation table on page 132 to include compensation disclosures for the year ended December 31, 2024. Refer to Item 4.a of Form F-1 and Item 6.B of Part I of Form 20-F, which requires compensation disclosure for the last full financial year.

Response: In response to the Staff’s comment, we have updated the compensation table on page 132 to include compensation disclosures for the year ended December 31, 2024.

Principal Shareholders, page 141

17.	We note that you now identify Tamar Innovest Limited as a 5% or greater shareholder. Please revise the related footnote to your table to identify the natural persons who are the beneficial owners of the shares held by this entity.

Response: In response to the Staff’s comment, we have revised our disclosure in the Principal Shareholders table on page 141 to include the natural person who is the beneficial owner of Tamar Innovest Limited.

Certain Relationships and Related Party Transactions, page 142

18.	We note your response to prior comment 42. Specifically, we note your statement that the related-party assets referenced on page F-33 relate to a historical loan to your chief executive officer that was repaid in 2023. Please revise your disclosure in this section to include the information required by Item 7.B.2 of Part I of Form 20-F as it relates to such loan. In this regard, we note that the item requirement covers the preceding three financial years.

Response: In response to the Staff’s comment, the Company has revised its disclosure to include a description of the July 2020 loan to Iris Bincovich.

Agreement with Brandzon Co, Ltd. - B.I. Sky Global Ltd., page 142

19.	We note your added disclosure regarding the founders’ agreement in response to prior comment 28. Please continue to revise your disclosure in this section to address the following:

●	disclose any rights and obligations of the parties to the founders’ agreement, including with respect to the commercialization of products;

●	disclose whether, and if so, how, the founders’ agreement addresses any potential conflicts of interest that may arise due to the interests of your COO on both sides of the joint venture with B.I. Sky, and to the extent material, include appropriate risk factor disclosure regarding the same;

●	clarify which party’s sales of B.I. Sky’s shares (by the company or Brandzon) may trigger the termination of the agreement;

●	given your disclosure that the owner’s loan matures three years from issuance and that B.I. Sky has not made any payments of principal or interest, disclose whether the loan is in default and briefly describe any material risks resulting therefrom; and

●	briefly describe the general composition of B.I. Sky’s board of directors (e.g., whether it is comprised of your and/or Brandzon’s affiliates), as well as any material terms of the founders’ agreement governing the composition of the board.

Response: In response to the Staff’s comment, the Company has provided expanded disclosure on page 142 regarding the founders’ agreement with Brandzon. The Company has also added additional risk factor language regarding conflicts of interest with directors and officers on page 61.

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Please contact me at 312 364 1633 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ David Huberman, Esq.

CC: Iris Bincovich, Chief Executive Officer